Exhibit 99.2

Galapagos NV • H1 Report 2018

Letter from the management

Dear shareholders,

It’s been an incredibly busy half year for Galapagos.

We reported strong ACR activity and consistent tolerability with highly selective JAK1 inhibitor filgotinib in the EQUATOR trial in psoriatic arthritis patients. Recruitment of the FINCH 1 and 3 trials in RA has been completed, and we expect to hear the FINCH 2 results, our very first Phase 3 data at Galapagos, in the third quarter of the year. The SELECTION trial with filgotinib in ulcerative colitis patients passed a planned interim futility analysis after 350 patients completed the induction period in the Phase 2b portion of the trial. Consequently, the SELECTION trial proceeded into Phase 3 as planned at both the 100 mg and 200 mg once daily dose level in biologic-experienced and biologic-naïve patients. We completed recruitment of the TORTUGA Phase 2 trial with filgotinib in ankylosing spondylitis and expect to report the topline results this quarter.

Turning to idiopathic pulmonary fibrosis (IPF), the FLORA Phase 2a trial results with selective autotaxin inhibitor GLPG1690 were presented at ATS 2018 and published in The Lancet Respiratory Medicine. We announced the final design for the ISABELA Phase 3 trials with GLPG1690, aiming to achieve a broad label in IPF; recruitment is expected to begin in the second half of the year.

We presented pre-clinical and clinical results with GLPG1972/S201086 at OARSI and EULAR, and announced the start of the global ROCCELLA Phase 2 trial with GLPG1972/S201086 in osteoarthritis patients together with our collaboration partner Servier. We also presented clinical findings with MOR106 in atopic dermatitis patients at AAD 2018 and reported the start of the IGUANA Phase 2 trial.

We started the FALCON trial of our first triple combination therapy in cystic fibrosis patients and expect the topline results in Q3 2018. PELICAN achieved its primary endpoint, with favorable tolerability of GLPG2737 in CF patients taking Orkambi1. AbbVie decided not to proceed with the second triple combo with potentiator GLPG3067, C1 corrector GLPG2222, and C2 corrector GLPG2737. We are reviewing the future of our CF collaboration with AbbVie.

Operational overview Q1 2018

We refer to our Q1 2018 report.

Operational overview Q2 2018

Inflammation

▪Gilead reported completion of recruitment of FINCH 1 and FINCH 3 Phase 3 trials in rheumatoid arthritis (RA)

▪Consistent activity and tolerability profile with filgotinib in DARWIN 3 week 108 results in RA patients

▪Achieved primary endpoint with favorable tolerability in EQUATOR Phase 2 trial with filgotinib in psoriatic arthritis patients

▪Gilead reported progression of the SELECTION trial with filgotinib in ulcerative colitis into Phase 3

▪Presented disease-modifying effect in preclinical osteoarthritis models with GLPG1972/S201086 at OARSI and EULAR 2018

▪Announced ROCCELLA Phase 2 trial design with GLPG1972/S201086 together with collaboration partner Servier

▪Announced the start of the IGUANA Phase 2 trial with MOR106 together with collaboration partner MorphoSys

Idiopathic pulmonary fibrosis (IPF)

▪Announced the design for the global ISABELA Phase 3 trial with GLPG1690 in IPF patients

▪Published the FLORA Phase 2a findings in The Lancet Respiratory Medicine and presented same at ATS 2018

1 Marketed by Vertex Pharmaceuticals

Galapagos NV • H1 Report 2018

Cystic fibrosis (CF)

▪Announced the start of the FALCON trial of triple combination GLPG2451+GLPG2222+GLPG2737 in CF patients homozygous for the delF508 mutation

▪Achieved the primary endpoint in the PELICAN trial with GLPG2737 in CF patients

▪Reported that AbbVie decided not to proceed with the triple combination GLPG3067+GLPG2222+GLPG2737

▪Reported that Galapagos is reviewing the future of its collaboration with AbbVie

Corporate & other

▪Raised an additional €1.3 million from warrant exercises in the second quarter

▪Received a transparency notice from Van Herk Investments B.V. that it crossed above the 10% threshold

Recent events

▪Announced design for PINTA Phase 2 trial with GLPG1205 in IPF

▪Announced a global license agreement for MOR106 with Novartis together with our collaboration partner MorphoSys

H1 2018 financial result

Revenues and other income

Our revenues and other income for the first six months of 2018 amounted to €101.9 million, compared to €73.0 million for the first six months of 2017. Revenues (€87.6 million in the first six months of 2018 compared to €60.9 million for the first six months of 2017) were higher due to (i) an increased recognition in revenue of the upfront payment related to the filgotinib program with Gilead, which is recognized as a function of the costs incurred for this program, and (ii) due to the adoption of IFRS 15 – Revenue from contract with customers, on January 1, 2018, resulting in the recognition for the first six months of 2018 of €19.6 million of deferred revenues related to previously recognized upfront and milestones under the former applicable standards of IAS 18. We refer to the notes to this interim consolidated financial report for additional information on the impact of the adoption of IFRS 15 on our consolidated financial statements.

Other income increased to €14.3 million for the first six months of 2018 from €12.1 million for the first six months of 2017, mainly driven by higher income from R&D incentives.

Results

We realized a net loss of €59.1 million for the first six months of 2018, compared to a net loss of €49.2 million in the first six months of 2017.

We reported an operating loss amounting to €65.8 million for the first six months of 2018, compared to an operating loss of €32.9 million for the first six months of 2017.

Our R&D expenses in the first six months of 2018 were €151.4 million, compared to €92.9 million for the first six months of 2017. This planned increase was due mainly to an increase of €44.5 million in subcontracting costs primarily on our filgotinib and GLPG1690 programs. Furthermore, personnel costs were higher driven by a planned headcount increase. The latter also explained the increase in our G&A and S&M expenses, which were €16.2 million in the first six months of 2018, compared to €13.0 million in the first six months of 2017.

Net financial income in the first six months of 2018 amounted to €6.9 million, compared to net financial expenses of €16.3 million for the first six months of 2017, and were primarily attributable to €5.3 million of unrealized exchange gain on our cash position in U.S. dollars (€17.1 million of unrealized exchange loss for the first six months of 2017). We expect to use this cash held in U.S. dollars to settle our future payables in U.S. dollars, which will be primarily linked to our global collaboration with Gilead for the development of filgotinib.

Liquid assets position

Cash and cash equivalents totaled €1,066.8 million on June 30, 2018.

Galapagos NV • H1 Report 2018

A net decrease of €84.4 million in cash and cash equivalents was recorded during the first six months of 2018, compared to a net increase of €288.8 million during the first six months of 2017. Net cash flows used in operating activities amounted to €91.3 million in the first six months of 2018. Exercise of warrants in the first six months of 2018 generated a financing cash inflow of €5.3 million. Furthermore €3.7 million was used in investing activities and €5.3 million unrealized positive exchange rate differences were reported on cash and cash equivalents.

Finally, our balance sheet held a receivable from the French government (Crédit d’Impôt Recherche1) amounting to €41.7 million, payable in 4 yearly tranches. Our balance sheet also held a receivable from the Belgian Government for R&D incentives amounting to €44.5 million.

Outlook 2018

We aim to report topline results with the FINCH 2 (Ph3 rheumatoid arthritis) and TORTUGA (Ph2 ankylosing spondylitis) filgotinib trials in the third quarter. In cystic fibrosis we anticipate the interim readout of the FALCON patient trial. We expect to start dosing in the ISABELA (Ph3 IPF ‘1690), ROCCELLA (Ph2 ‘1972 OA), and PINTA (Ph2 IPF ‘1205) patient trials later in 2018.

As a result of the recently announced collaboration agreement with Novartis on MOR106, we are reducing our expectations for operational cash burn² from the originally guided €220-240 million to an operational cash burn of between €180-200 million in 2018, assuming successful U.S. antitrust clearance of the deal.

We thank you again for your support of Galapagos. We aim to discover and to develop more novel medications, bring the successful therapies to the market, and improve patients’ lives.

Onno van de Stolpe

CEO

1 Crédit d’Impôt Recherche refers to an innovation incentive system underwritten by the French government

² The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the sum of the net cash flows generated / used (-) in operating activities and the net cash flows generated / used (-) in investing activities minus (i) the proceeds or cash used, if any, in acquisitions or disposals of businesses; and (ii) the movement in restricted cash, if any. This alternative performance measure is in our view an important metric for a biotech company in the development stage. For the full year of 2017, the operational cash burn represented €154.1 million.

Galapagos NV • H1 Report 2018

At a glance

Key figures (IFRS) Galapagos group (unaudited)

(Euro in thousands, if not stated otherwise)
INCOME STATEMENT	Second quarter of 2018	Second quarter of 2017	Six months ended June 30, 2018	Six months ended June 30, 2017	Full year 2017
Revenues (*)	49,676	26,933	87,583	60,925	127,087
Other income	7,358	6,235	14,289	12,106	28,830
R&D expenditure	(81,680)	(47,983)	(151,444)	(92,913)	(218,502)
S, G&A expenses	(9,104)	(6,861)	(16,214)	(13,020)	(27,218)
Operating expenses	(90,784)	(54,844)	(167,658)	(105,933)	(245,720)
Operating loss	(33,750)	(21,676)	(65,786)	(32,903)	(89,802)
Net financial results	12,052	(13,874)	6,867	(16,254)	(25,705)
Taxes	(75)	(92)	(137)	(92)	(198)
Net loss	(21,773)	(35,642)	(59,056)	(49,249)	(115,704)

BALANCE SHEET
Cash and cash equivalents	1,066,766	1,262,061	1,066,766	1,262,061	1,151,211
R&D incentives receivables	86,221	71,501	86,221	71,501	75,783
Assets	1,204,348	1,368,355	1,204,348	1,368,355	1,286,274
Shareholders' equity (*)	885,659	1,069,026	885,659	1,069,026	1,011,983
Deferred income (*)	243,149	254,863	243,149	254,863	219,892
Other liabilities	75,539	44,466	75,539	44,466	54,399

CASH FLOW
Operational cash burn (**)	(53,668)	(29,500)	(95,003)	(53,378)	(154,089)
Cash flow generated in financing activities	1,349	352,787	5,254	352,773	353,357
Effect of currency exchange rate fluctuation on cash and cash equivalents	10,899	(14,611)	5,304	(17,107)	(27,808)
Increase / decrease (-) in cash and cash equivalents	(41,420)	308,676	(84,445)	288,820	177,970
Cash and cash equivalents at the end of the period	1,066,766	1,262,061	1,066,766	1,262,061	1,151,211

FINANCIAL RATIOS
Number of shares issued at the end of the period	51,337,763	50,867,678	51,337,763	50,867,678	50,936,778
Basic and diluted loss per share (in Euro)	(0.42)	(0.71)	(1.16)	(1.03)	(2.34)
Share price at the end of the period (in Euro)	78.94	66.86	78.94	66.86	78.98
Total group employees at the end of the period (number)	675	550	675	550	600

(*) Our revenues, shareholders' equity and deferred income for the second quarter of 2018 and the six months ended June 30, 2018 were influenced by the adoption of the new standard IFRS 15 - Revenue from contract with customers, on January 1, 2018. We refer to the notes of this interim consolidated financial report for additional information.

(**) The operational cash burn (or operational cash flow if this performance measure is positive) is equal to the sum of the net cash flows generated / used (-) in operating activities and the net cash flows generated / used (-) in investing activities minus (i) the proceeds or cash used, if any, in acquisitions or disposals of businesses; and (ii) the movement in restricted cash, if any. This alternative performance measure is in our view an important metric for a biotech company in the development stage.

Galapagos NV • H1 Report 2018

Employees per site as of 30 June 2018

4 staff
United Kingdom
63 staff
The Netherlands
282 staff
Belgium
7 staff
Switzerland
163 staff
France
6 staff
United States
150 staff
Croatia

Galapagos NV • H1 Report 2018

Risk factors

We refer to the description of risk factors in the 2017 annual report, pp. 48‑56, as supplemented by the description of risk factors in our annual report on Form 20‑F filed with the U.S. Securities and Exchange Commission, pp.  5‑45. In summary, the principal risks and uncertainties faced by us relate to: our financial position and need for additional capital; product development, regulatory approval and commercialization; our reliance on third parties; our competitive position; our intellectual property; our organization, structure and operation (including but not limited to certain risks related to our status as a U.S. publicly listed company) and market risks relating to our shares and ADSs.

We also refer to the description of the group’s financial risk management given in the 2017 annual report, pp. 132‑135, which remains valid.

The Galapagos share

Galapagos NV • H1 Report 2018

Related party transactions
We refer to the statements included under the heading “Related party transactions” in the “Notes to the unaudited condensed consolidated interim financial statements for the first six months of 2018” part of this report.

Disclaimer and other information

Galapagos NV is a limited liability company organized under the laws of Belgium, having its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. Throughout this report, the term “Galapagos NV” refers solely to the non- consolidated Belgian company and references to “we,” “our,” “the group” or “Galapagos” include Galapagos NV together with its subsidiaries.

This report is published in Dutch and in English. In case of inconsistency between the Dutch and the English versions, the Dutch version shall prevail. Galapagos is responsible for the translation and conformity between the Dutch and English version.

This report is available free of charge and upon request to be addressed to:

Galapagos NV

Investor Relations

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

Tel: +32 15 34 29 00

Email: ir@glpg.com

A digital version of this report is available on our website, www.glpg.com.

We will use reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website or on other websites does not form a part of this report.

Listings

Euronext Amsterdam and Brussels: GLPG NASDAQ: GLPG

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “estimate,” “may,” “will,” “could,” “stand to,” “continue,” as well as similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the “Letter from the management”, the information  provided  in  the  section  captioned “Outlook 2018”, guidance from management regarding the expected operational use of cash during financial year 2018, statements regarding the development of a potential triple combination therapy for cystic fibrosis patients and the possible activity and clinical utility of such potential triple combination therapy, statements regarding our CF collaboration with AbbVie, statements regarding potential future payments to be made to Galapagos under a licensing agreement for MOR106, statements regarding the expected timing, design and readouts of ongoing and planned preclinical and clinical trials (i) with filgotinib in rheumatoid arthritis, Crohn’s disease, ulcerative colitis and other indications, (ii) with GLPG2222, GLPG2737, GLPG2851, GLPG2451, and GLPG3067 or combinations thereof in cystic fibrosis, (iii) with GLPG1690 and GLPG1205 in IPF, (iv) with GLPG1972 in osteoarthritis, and (v) with MOR106 in atopic dermatitis. We caution the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the development of the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with such forward-looking statements,

Galapagos NV • H1 Report 2018

they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that our expectations regarding our 2018 revenues and financial results and our 2018 operating expenses may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), that assumptions regarding the MOR106 exclusive license agreement with Novartis pending clearance by U.S. antitrust authorities may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from our clinical research programs in rheumatoid arthritis, Crohn’s disease, ulcerative colitis, cystic fibrosis, idiopathic pulmonary fibrosis, osteoarthritis, atopic dermatitis, and other inflammatory indications may not support registration or further development of our product candidates due to safety, efficacy or other reasons), our reliance on collaborations with third parties (including our collaboration partner for filgotinib, Gilead, our collaboration partner for cystic fibrosis, AbbVie, our collaboration partner for GLPG1972, Servier, and our collaboration partners for MOR106, Novartis and MorphoSys), and estimating the commercial potential of our product candidates. A further list and description of these risks, uncertainties and other risks can be found in our Securities and Exchange Commission filings and reports, including in our most recent annual report on Form 20-F filed with the SEC and our other filings and reports. We also refer to the “Risk Factors” section of this report. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. We expressly disclaim any obligation to update any such forward-looking statements in this document to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

Galapagos NV • H1 Report 2018

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated statements of income and comprehensive income

(unaudited)

Consolidated income statement

	Second quarter of		Six months ended June 30,
	2018	2017	2018	2017
	(Euro, in thousands, except per share data)		(Euro, in thousands, except per share data)
Revenues	€49,676	€26,933	€87,583	€60,925
Other income	7,358	6,235	14,289	12,106
Total revenues and other income	57,034	33,168	101,872	73,031

Research and development expenditure	(81,680)	(47,983)	(151,444)	(92,913)
General and administrative expenses	(8,503)	(6,327)	(15,200)	(11,930)
Sales and marketing expenses	(602)	(534)	(1,014)	(1,090)
Total operating expenses	(90,784)	(54,844)	(167,658)	(105,933)

Operating loss	(33,750)	(21,676)	(65,786)	(32,903)

Financial income	6,499	1,425	8,109	2,319
Financial expenses	5,553	(15,299)	(1,241)	(18,573)

Loss before tax	(21,698)	(35,550)	(58,919)	(49,157)

Income taxes	(75)	(92)	(137)	(92)

Net loss	€(21,773)	€(35,642)	€(59,056)	€(49,249)
Net loss attributable to:
Owners of the parent	(21,773)	(35,642)	(59,056)	(49,249)
Basic and diluted loss per share	€(0.42)	€(0.71)	€(1.16)	€(1.03)

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2018

Consolidated statement of comprehensive income / loss (-)

	Second quarter of		Six months ended June 30,
	2018	2017	2018	2017
	(Euro, in thousands)		(Euro, in thousands)

Net loss (-)	€(21,773)	€(35,642)	€(59,056)	€(49,249)
Items that may be reclassified subsequently to profit or loss:
Fair value adjustment of financial assets available-for-sale	—	199	—	191
Translation differences, arisen from translating foreign activities	154	(355)	151	(316)
Other comprehensive income / loss (-), net of income tax	154	(156)	151	(125)

Total comprehensive income / loss (-) attributable to:
Owners of the parent	€(21,619)	€(35,798)	€(58,905)	€(49,374)

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2018

Consolidated statement of financial position

(unaudited)

	June 30,	December 31,
	2018	2017
	(Euro, in thousands)
Assets
Intangible assets	€1,403	€2,495
Property, plant and equipment	17,854	16,692
Deferred tax assets	1,980	1,978
Non-current R&D incentives receivables	71,567	64,001
Non-current restricted cash	1,158	1,158
Other non-current assets	2,506	2,303
Non-currents assets	96,467	88,627

Inventories	267	279
Trade and other receivables	19,108	27,966
Current R&D incentives receivables	14,654	11,782
Cash and cash equivalents	1,066,766	1,151,211
Other current assets	7,086	6,409
Current assets	1,107,881	1,197,647
Total assets	€1,204,348	€1,286,274

Equity and liabilities

Share capital	€235,583	€233,414
Share premium account	996,117	993,025
Other reserves	(641)	(1,260)
Translation differences	(1,604)	(1,754)
Accumulated losses	(343,796)	(211,441)
Total equity	885,659	1,011,983

Pension liabilities	3,739	3,582
Provisions	58	65
Other non-current liabilities	878	1,597
Non-current deferred income	67,427	97,348
Non-current liabilities	72,102	102,592

Finance lease liabilities	—	9
Trade and other payables	69,141	47,122
Current tax payable	862	865
Accrued charges	861	1,159
Current deferred income	175,722	122,544
Current liabilities	246,586	171,699
Total liabilities	318,688	274,291
Total equity and liabilities	€1,204,348	€1,286,274

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2018

Consolidated cash flow statement

(unaudited)

	Six months ended June 30,
	2018	2017
	(Euro, in thousands)

Cash and cash equivalents at beginning of year	€1,151,211	€973,241

Net loss attributable to owners of the parent	€(59,056)	€(49,249)

Adjustments for:
Tax expense	137	92
Net financial income (-) / expense	(6,868)	16,254
Depreciation of property, plant and equipment	1,866	1,780
Amortization of intangible fixed assets	1,818	364
Net realized gain / loss (-) on foreign exchange transactions and other financial expenses paid	(4)	(464)
Share-based compensation	10,540	6,968
Decrease in provisions	(8)	(8)
Increase in pension liabilities	157	143

	(51,418)	(24,120)

Decrease / increase (-) in inventories	12	(18)
Increase in receivables	(3,204)	(2,248)
Increase in payables	21,357	5,307
Decrease in deferred income	(59,967)	(30,752)

Cash used in operations	(93,219)	(51,830)

Interest paid	(848)	(25)
Interest received	2,789	557

Net cash flows used in operating activities	(91,278)	(51,298)

Purchase of property, plant and equipment	(3,003)	(2,260)
Purchase of and expenditure in intangible fixed assets	(722)	(204)
Proceeds from disposal of property, plant and equipment	1	12
Decrease in restricted cash	—	6,531
Proceeds from sale of available-for-sale financial assets	—	372

Net cash flows generated/used (-) in investing activities	(3,724)	4,451

Repayment of obligations under finance leases and other debts	(7)	(33)
Proceeds from capital and share premium increases, gross amount	—	363,924
Issue cost paid, related to capital and share premium increases	—	(15,784)
Proceeds from capital and share premium increases from exercise of warrants	5,261	4,666

Net cash flows generated in financing activities	5,254	352,773

Effect of exchange rate differences on cash and cash equivalents	5,304	(17,107)

Increase/ decrease (-) in cash and cash equivalents	(84,445)	288,820

Cash and cash equivalents at end of the period	€1,066,766	€1,262,061

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2018

Consolidated statements of changes in equity

(unaudited)

	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total
	(Euro, in thousands)
On January 1, 2017	€223,928	€649,135	€(1,090)	€(1,000)	€(112,272)	€758,701
Net loss					(49,249)	(49,249)
Other comprehensive income			(316)	191		(125)
Total comprehensive income			(316)	191	(49,249)	(49,374)
Share-based compensation					6,968	6,968
Issue of new shares	23,331	340,593				363,924
Share issue costs	(15,859)					(15,859)
Exercise of warrants	1,618	3,048				4,666
On June 30, 2017	€233,018	€992,776	€(1,406)	€(809)	€(154,553)	€1,069,026

On December 31, 2017	€233,414	€993,025	€(1,754)	€(1,260)	€(211,441)	€1,011,983
Change in accounting policy ( modified retrospective application IFRS 15)					(83,220)	(83,220)
Change in accounting policy ( modified retrospective application IFRS 9)				619	(619)	—
Restated total equity at January 1, 2018	233,414	993,025	(1,754)	(641)	(295,280)	928,764
Net loss					(59,056)	(59,056)
Other comprehensive income			151	—		151
Total comprehensive income			151	—	(59,056)	(58,905)
Share-based compensation					10,540	10,540
Exercise of warrants	2,169	3,092				5,261
On June 30, 2018	€235,583	€996,117	€(1,604)	€(641)	€(343,796)	€885,659

The accompanying notes form an integral part of these condensed consolidated financial statements.

Galapagos NV • H1 Report 2018

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE FIRST SIX MONTHS OF 2018

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and as issued by the IASB. The condensed consolidated interim financial statements do not contain all information required for an annual report and should therefore be read in conjunction with Galapagos’ annual report 2017.

Significant accounting policies

There were no significant changes in accounting policies applied by us in these condensed consolidated interim financial statements compared to those used in the most recent annual consolidated financial statements of December 31, 2017, except for the adoption of new standards and interpretations described below.

•	IFRS 15 Revenue from Contracts with Customers, and clarifications on this IFRS (applicable for annual periods beginning on or after January 1, 2018)
•	IFRS 9 Financial Instruments, and subsequent amendments (applicable for annual periods beginning on or after January 1, 2018)

The nature and the effect of these changes were taken into consideration, and the above amendments affected the condensed consolidated interim financial statements as follows:

IFRS 15 Revenue from Contracts with Customers. We adopted IFRS 15 on January 1, 2018, using the modified retrospective transition method. The adoption of the new standard resulted in a timing difference of revenue recognition between prior accounting standards and IFRS 15. The cumulative effect of initially applying the new revenue standard was recognized as an adjustment to the opening balance of accumulated deficit and deferred income.

To determine revenue recognition for arrangements that we determine are within the scope of IFRS 15, we perform the following five steps: (i) identify the contract; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; (v) recognize revenue when (or as) the entity satisfies a performance obligation.

As a consequence of the adoption of the new IFRS standard on January 1, 2018, our consolidated accumulated losses and deferred income were both increased for an amount of €83.2 million, reflecting the impact of the new standard on the revenue recognition of the considerations received related to our ongoing license and collaboration agreements. Differences in accounting treatment compared to the former standard were identified for (i) the milestones payments previously received in the scope of our license and collaboration agreement for filgotinib with Gilead, and (ii) the upfront and milestone payments received related to the license and collaboration agreement with AbbVie for cystic fibrosis, which were fully recognized in revenue in the previous years under the former applicable IFRS standard. The collaboration agreement with AbbVie for cystic fibrosis was modified in 2016. Under IAS 18 this modification was accounted for as a separate contract. However, based on the contract modification guidance under IFRS 15 we determined that the upfront payment should be recognized over the term of the modified contract. Finally, the deferred income balance related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis was fully reclassified to equity as a consequence of the adoption of the new standard. We refer to the revenues disclosure for further detail.

IFRS 9 Financial Instruments. The only financial instrument held by the company subject to change in accounting treatment following the adoption of IFRS 9 – Financial Instruments, was the equity investments in a French biotech company classified as available-for-sale financial asset. At December 31, 2017, our balance sheet held shares of this company which were acquired in 2016. The closing price of the share on Euronext as at the end of the year 2017 led to cumulative fair value loss amounting to €0.6 million recognized in other comprehensive income following the accounting treatment applied under IAS 39. Following the adoption of the new IFRS standard on January 1, 2018, and considering that the financial asset should be classified and measured at fair value, with changes in fair value recognized in profit and loss, the cumulative fair value loss of €0.6 million previously recognized in other comprehensive income

Galapagos NV • H1 Report 2018

was reclassified to accumulated losses. Fair value gain amounting to €0.1 million was additionally recognized in profit and loss for the first six months of 2018.

Other new standards and interpretations applicable for the annual period beginning on January 1, 2018 did not have any impact on our condensed consolidated interim financial statements.

We have not early adopted any other standard, interpretation, or amendment that has been issued but is not yet effective.

Management judgments and estimates

Preparing interim financial statements in compliance with IFRS requires management to make judgments and estimates and to use assumptions that may significantly influence the reported amounts of assets and liabilities, the notes on contingent assets and liabilities on the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates. We refer to note 3 of our 2017 annual report, except for revenue recognition under the new standard IFRS 15 adopted on January 1, 2018, which is described below.

Evaluating the criteria for revenue recognition under license and collaboration agreements requires management’s judgement to assess and determine the following:

▪	The nature of the contractual performance obligations and whether they are distinct or should be combined with other performance obligations.
▪

The pattern of transfer of each promised license and/or R&D activities identified in the contract, sometimes using input or output methods which are based on key assumptions such as forecasted costs and, development timelines of our license and collaboration agreements for the assessment of satisfaction of the performance obligation.

The above may significantly influence our financial statements.

We applied the five step model detailed in IFRS 15 to determine when, how and at what amount revenue is to be recognized depending on whether certain criteria are met. The positions taken in applying this standard are detailed below.

The substance of our current arrangements is that Galapagos is licensing certain of its intellectual property to collaboration partners and conducts research and development (“R&D”) activities. Such activities result in a service that is the output of Galapagos’ ordinary activities. We generate revenue through a number of these arrangements which include license fees, milestone payments, reimbursement income and future sales based milestones and sales based royalties. We assessed that the revenues from our current material licensing and collaboration agreements are in the scope of IFRS 15.

Collaboration with Gilead

We concluded as follows:

▪

We assessed that there is one single performance obligation under the new standards of IFRS 15: the transfer   of a license combined with performance of R&D activities. This is because we considered that the license is   not distinct in the context of the contract.

▪

The transaction price of our agreement with Gilead is currently composed of a fixed part, being an upfront license fee and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 3 of development.

▪

The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license    and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.

Galapagos NV • H1 Report 2018

▪

We have chosen an input model to measure the satisfaction of the single performance obligation that considers percentage of costs incurred for this program that are completed each period (percentage of completion method).

▪

Costs reimbursements received from Gilead are to be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements.

Collaboration with AbbVie

We concluded as follows:

▪

We assessed that there is one single performance obligation under the new standards of IFRS 15: the transfer   of a license combined with performance of R&D activities. This is because we considered that the license is   not capable of being distinct and is not distinct in the context of the contract.

▪

The transaction price of our agreement with AbbVie is currently composed of a fixed part, being an upfront license fee, and a variable part, being milestone payments and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement only when achieved. Sales based milestones and sales based royalties are a part of our arrangement but are not yet included in our revenues as our program is still in Phase 1 & 2 of development.

▪

The transaction price has been allocated to the single performance obligation and revenues have been recognized over the estimated service period based on a pattern that reflects the transfer of the license    and progress to complete satisfaction of the R&D activities. This is because we considered that there is a transformational relationship between the license and the R&D activities to be delivered.

▪

We have chosen an input model to measure the satisfaction of the single performance obligation that considers a percentage of costs incurred for this program that are completed each period (percentage of completion method).

▪

Costs reimbursements received from AbbVie could be recognized in revenues when costs are incurred and agreed by the parties as we are acting as a principal in the scope of our stake of the R&D activities of our ongoing license and collaboration agreements.

Finally, the deferred income balance on December 31, 2017 related to the license fee received from Servier in the scope of our license and collaboration agreement in the field of osteoarthritis (€5.4 million) was fully reclassified to equity as a consequence of the adoption of the new standard.

Galapagos NV • H1 Report 2018

Seasonality

The impact of seasonality or cyclicality on our operations is not regarded as applicable to the unaudited condensed consolidated interim financial statements.

DETAILS OF THE UNAUDITED CONDENSED CONSOLIDATED INTERIM RESULTS

Revenues and other income

Revenues

The following table summarizes our revenues for the six months ended June 30, 2018 and 2017.

	Six months ended June 30,
	2018	2017
	(Euro, in thousands)
Recognition of non-refundable upfront payments and license fees	€52,753	€30,952
Milestone payments	28,567	25,920
Reimbursement income	558	107
Other revenues	5,705	3,945
Total revenues	€87,583	€60,925

The following table summarizes the revenue recognition of the upfront payments, license fees and milestones payments for the six months ended June 30, 2018 and 2017, as well as the impact of the adoption of IFRS 15. The revenues recognized for the six months ended June 30, 2018, are presented under the IFRS 15 standard as well as under the former applicable IAS 18 standard, with a comparison to the first six months of 2017 under the former applicable IAS 18 standard.

						IAS 18		IFRS 15	IFRS 15	IAS 18	IAS 18	IFRS 15
Agreement	Consideration	Consideration		Collaboration start date		Outstanding balance in deferred income as at December 31, 2017	Deferred income reclassified from equity following adoption of IFRS 15	Outstanding balance in deferred income as at January 1, 2018	Revenue recognized, six months ended June 30, 2018	Revenue recognized, six months ended June 30, 2018	Revenue recognized, six months ended June 30, 2017	Outstanding balance in deferred income as at June 30, 2018
	(USD, in thousands)	(Euro, in thousands)							(Euro, in thousands)
Revenue recognition of considerations received prior to December 31, 2017
Gilead collaboration agreement for filgotinib - Upfront payment	$300,000	€275,558		January 2016		€187,449		€187,449	€43,215	€43,215	€27,114	€144,234
Gilead collaboration agreement for filgotinib - Subscription agreement (*)	N.A.	€39,003	(*)	January 2016		€26,532		€26,532	€6,116	€6,116	€3,838	€20,416
Servier collaboration agreement for osteoarthritis - License fee	N.A.	€6,000		June 2010		€5,362	€(5,362)	€—	€—	€766	€—	€—
AbbVie collaboration agreement for CF - Upfront payments	$45,000	€34,001		September 2013	€		€14,872	€14,872	€3,422	€—	€—	€11,450
Total upfront and license fees:						€219,343	€9,510	€228,853	€52,753	€50,097	€30,952	€176,099

Gilead collaboration agreement for filgotinib - Milestone payments	$70,000	€64,435		January 2016			€43,832	€43,832	€10,105	€—	€9,354	€33,727
AbbVie collaboration agreement for CF - Milestone payments	$77,500	€68,310		September 2013			€29,878	€29,878	€6,875	€—	€16,566	€23,003
Total milestones:							€73,710	€73,710	€16,980	€—	€25,920	€56,730
Total :						€219,343	€83,220	€302,563	€69,734	€50,097	€56,872	€232,829

Revenue recognition of considerations in the six months ended June 30, 2018
Gilead collaboration agreement for filgotinib - Milestone payments	$15,000	€12,418		January 2016					€5,918	€12,418	€—	€6,500
AbbVie collaboration agreement for CF - Milestone payments	$10,000	€8,548		September 2013					€5,669	€8,548	€—	€2,879
Total milestones:									€11,587	€20,966	€—	€9,379
Grand total :						€219,343	€83,220	€302,563	€81,321	€71,063	€56,872	€242,208

(*) deferred income of €39 million booked upon signing of the share subscription agreement with Gilead as required under IAS 39 Financial instruments: recognition and measurement.

The adoption of IFRS 15 Revenue from contracts with customers resulted in a timing difference of revenue recognition between prior accounting standard and IFRS 15, which negatively impacted the accumulated losses and increased the amount of deferred income (contract liabilities) by an amount of €83.2 million, as shown in the table above (column

Galapagos NV • H1 Report 2018

“Deferred income reclassified from equity following adoption of IFRS 15”). We elected the modified retrospective method for the transition which foresees that prior period figures remain as reported under the previous standard and the cumulative effect of applying IFRS 15 is recognized as an adjustment to the opening balance of equity as at the date of initial application (beginning of the year 2018).

For the first six months of 2018, €65.4 million of deferred income related to the Gilead collaboration agreement were recognized in revenue under IFRS15 in function of costs incurred, applying the percentage of completion method. This revenue recognition consisted of (i) €43.2 million related to the upfront license fee, (ii) €6.1 million related to the deferred income triggered by the accounting treatment of the share subscription agreement under IAS 39 Financial Instruments: recognition and measurement, (iii) €10.1 million related to milestone payments received prior to December 31, 2017, and (iv) €5.9 million related to milestone payments received in the first half of 2018. The outstanding balance of deferred income from the Gilead collaboration agreement at the end of June 2018 amounted to €204.9 million of which €55.0 million was reported as non-current deferred income.

For the first six months of 2018, €16.0 million of deferred income related to the AbbVie collaboration agreement were recognized in revenue under IFRS15 in function of costs incurred, applying the percentage of completion method. This revenue recognition consisted of (i) €3.4 million related to the upfront license fee, (ii) €6.9 million related to milestone payments received in previous years and (iii) €5.7 million related to milestones achieved in the first half of 2018 . The outstanding balance of deferred income from the AbbVie collaboration agreement at the end of June 2018 amounted to €37.3 million of which €12.4 million was reported as non-current deferred income.

We are currently reviewing our collaboration with AbbVie, but no conclusion has been reached. Consequently, our revenue recognition method remains unchanged.

Other revenues:

Other revenues mainly consisted in service revenues from our fee-for-service business for €5.7 million, as reported under the segment information disclosure below.

Other income

The following table summarizes our other income for the six months ended June 30, 2018 and 2017.

	Six months ended June 30,
	2018	2017
	(Euro, in thousands)
Grant income	€825	€424
Other income	13,464	11,682
Total other income	€14,289	€12,106

Other income increased to €14.3 million in the first six months of 2018 from €12.1 million in the first six months of 2017, mainly driven by higher income from R&D incentives.

Galapagos NV • H1 Report 2018

Segment information

We have two operating segments: R&D and our fee-for-service business Fidelta, located in Croatia.

Segment information for the six months ended June 30, 2018

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€81,942	€5,641		€87,583
Internal revenue		4,126	€(4,126)
Other income	14,287	2		14,289
Revenues & other income	96,229	9,770	(4,126)	101,872

Segment result	(57,446)	2,200		(55,246)
Unallocated expenses (1)				(10,540)
Operating loss				(65,786)
Financial (expenses)/income (2)				6,867
Result before tax				(58,919)
Income taxes (2)				(137)
Net loss				€(59,056)

(1) Unallocated expenses consist of expenses for warrant plans under IFRS 2 Share based payments.

(2) Financial results and taxes information are not being provided to management in our management reporting as segment results and therefore, their aggregate amount is disclosed at the level of the group in our segment reporting.

Segment information for the six months ended June 30, 2017

(Euro, in thousands)

	R&D	Fee-for-services	Inter-segment elimination	Group
External revenue	€57,048	€3,877		€60,925
Internal revenue		2,475	€(2,475)
Other income	12,094	12		12,106
Revenues & other income	69,142	6,364	(2,475)	73,031

Segment result	(25,424)	(510)		(25,935)
Unallocated expenses (1)				(6,968)
Operating loss				(32,903)
Financial (expenses)/income (2)				(16,254)
Result before tax				(49,157)
Income taxes (2)				(92)
Net loss				€(49,249)

(1) Unallocated expenses consist of expenses for warrant plans under IFRS 2 Share based payments.

(2) Financial results and taxes information are not being provided to management in our management reporting as segment results and therefore, their aggregate amount is disclosed at the level of the group in our segment reporting.

The basis of accounting for any transactions between operating segments is consistent with transactions with third parties.

Galapagos NV • H1 Report 2018

Liquid assets position

Cash and cash equivalents totaled €1,066.8 million on June 30, 2018.

Cash and cash equivalents at June 30, 2018 comprised cash and cash at banks, short term bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Our cash management strategy may allow short term deposits with an original maturity exceeding three months while monitoring all liquidity aspects. Cash and cash equivalents comprised €625.4 million of term deposits with an original maturity longer than three months but which are available upon one month notice period. Cash at banks were mainly composed of savings accounts and current accounts. We maintain our bank deposits in highly rated financial institutions to reduce credit risk. Cash invested in highly liquid money market funds represented €149.5 million and aim at meeting short-term cash commitments, while reducing the counterparty risk of investment.

	June 30,	December 31,
	2018	2017
	(Euro, in thousands)
Cash at banks	€291,849	€288,052
Term deposits	625,427	713,446
Money market funds	149,487	149,711
Cash on hand	3	3
Total cash and cash equivalents	€1,066,766	€1,151,211

On June 30, 2018, our cash and cash equivalents included $243.7 million held in U.S. dollars which could generate foreign exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR. We expect to use this cash held in U.S. dollars to settle our future payables in U.S. dollars which will be primarily linked to our global collaboration with Gilead for the development of filgotinib.

Finally, our balance sheet held R&D incentives receivables from the French government (Crédit d’Impôt Recherche) amounting to €41.7 million as of June 30, 2018, to be received in four yearly tranches. Our balance sheet also held R&D incentives receivables from the Belgian Government amounting to €44.5 million as at June 30, 2018.

Capital increase

On June 30, 2018, Galapagos NV’s share capital was represented by 51,337,763 shares. All shares were issued, fully paid up and of the same class. The below table summarizes our capital increases for the half-year ended June 30, 2018.

(Euro, in thousands, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price warrants	Closing share price on date of capital increase
					( in Euro/ warrant)	( in Euro/ share)
On January 1, 2018	50,936,778	€233,414	€993,025	€1,226,439

March 20, 2018 : exercise of warrants	298,184	1,613	2,311	3,924	13.16	83.72

June 20, 2018 : exercise of warrants	102,801	556	781	1,337	13.01	85.00

On June 30, 2018	51,337,763	€235,583	€996,117	€1,231,700

Galapagos NV • H1 Report 2018

Contingencies and commitments

Contractual obligations and commitments

We entered into lease agreements for office and laboratories which qualify as operating leases. We also have certain purchase commitments principally with CRO subcontractors and certain collaboration partners.

On June 30, 2018 we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€28,496	€4,635	€9,102	€6,812	€7,948
Purchase commitments	83,460	59,622	22,922	916	—
Total contractual obligations & commitments	€111,956	€64,256	€32,024	€7,728	€7,948

On December 31, 2017, we had outstanding obligations for future minimum rent payments and purchase commitments, which become due as follows:

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(Euro, in thousands)
Operating lease obligations	€26,346	€4,150	€7,820	€6,010	€8,366
Purchase commitments	65,246	53,010	11,233	1,002	—
Total contractual obligations & commitments	€91,592	€57,160	€19,053	€7,012	€8,366

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. The contractual cost sharing commitment amounted to €102.1 million at June 30, 2018 (€129.0 million at December 31, 2017), for which we have direct purchase commitments of €5.6 million at June 30, 2018 (€10.1 million at December 31, 2017) reflected in the tables above.

Contingent liabilities and assets

We refer to our annual report 2017 for contingent liabilities and assets.

Related party transactions

On April 19, 2018, the members of the board of directors and the executive committee were offered new warrants under Warrant Plan 2018, subject to acceptance. As of the date of this report, the acceptance period for Warrant Plan 2018 is still ongoing, so the final number of warrants granted to members of the board of directors and the executive committee cannot be determined yet. Under Warrant Plan 2018, the warrants have an exercise term of eight years as of the date of the offer. The exercise price of the warrants is €79.88. Each warrant gives the right to subscribe for one new Galapagos share. As regards the directors, the warrants vest over a period of 36 months at a rate of 1/36th per month. As regards the other beneficiaries, the warrants vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The warrants are not transferable and can in principle not be exercised prior to January 1, 2022.

Galapagos NV • H1 Report 2018

The table below sets forth the number of warrants offered under Warrant Plan 2018 to each member of the board and executive committee in office during the first six months of 2018:

Name		Title	Number of 2018 warrants offered
Onno van de Stolpe		Chief Executive Officer; Executive director	100,000
Raj Parekh		Non-executive director; Chairman of the board	15,000
Werner Cautreels		Non-executive director	7,500
Harrold van Barlingen	(*)	Non-executive director	-
Howard Rowe		Non-executive director	7,500
Katrine Bosley		Non-executive director	7,500
Christine Mummery		Non-executive director	7,500
Mary Kerr		Non-executive director	7,500
Piet Wigerinck		Chief Scientific Officer	60,000
Bart Filius		Chief Operating Officer; Chief Financial Officer	80,000
Andre Hoekema		Chief Business Officer	50,000
Walid Abi-Saab		Chief Medical Officer	60,000

(*) Dr. Van Barlingen's mandate as director of Galapagos NV ended on April 24, 2018

During the first six months of 2018, there were no changes to related party transactions disclosed in the 2017 annual report that potentially had a material impact on the financials of the first six months of 2018.

Events after the end of the reporting period

On July 19, 2018, MorphoSys and Galapagos announced signing of a global exclusive license agreement with Novartis covering the development and commercialization of the joint program MOR106, a monoclonal antibody directed against IL-17C, which will be developed further in atopic dermatitis (AtD) and potentially other indications. MorphoSys and Galapagos will receive equal share of an up-front payment of €95 million and potential future milestone payments of up to approximately €850 million plus royalties up to low-teens to low-twenties. Novartis will bear all future research, development, manufacturing and commercialization costs related to MOR106. The agreement is subject to clearance by the US antitrust authorities under the Hart-Scott-Rodino Act, and will become effective as soon as this condition has been met.

Galapagos NV • H1 Report 2018

GLOSSARY OF TERMS

Glossary of terms, to be read only in conjunction with this H1 Report 2018.

100 points clinical response

Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADAMTS-5

ADAMTS-5 is a key enzyme involved in cartilage breakdown (Larkin 2015)

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on NASDAQ with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

ALBATROSS

A Phase 2 trial to evaluate GLPG2222 in ivacaftor-treated CF patients with the Class II mutation on one allele

Anemia

Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body’s tissues

Ankylosing spondylitis (AS)

AS is a systemic, chronic, and progressive spondyoloarthropathy primarily affecting the spine and sacroiliac joints, and progressing into severe inflammation that fuses the spine, leading to permanent painful stiffness of the back

(anti-)TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

ASDAS

Ankylosing Spondylitis Disease Activity Score, a composite score of symptoms such as back pain, duration of morning stiffness, and peripheral pain and swelling. We measure ASDAS scores in the TORTUGA trial with filgotinib in AS

Atherogenic index

Total cholesterol over HDL ratio. Improvement of the atherogenic index may be a forecast of cardiovascular health

Atopic dermatitis (AtD)

Also known as atopic eczema, atopic dermatitis is a common pruritis inflammatory condition affecting the skin, which most frequently starts in childhood

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will

Galapagos NV • H1 Report 2018

reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Autotaxin (ATX)

An enzyme important for generating the signaling molecule lypophosphatidic acid (LPA). GLPG1690 targets autotaxin for IPF

BID dosing

Twice-daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body’s systemic circulation after (oral) administration

Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and warrants

Bleomycin model

A pre-clinical model involving use of bleomycin (a cancer medication) to induce IPF symptoms

CDAI

Crohn’s Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission

In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CFTR

Cystic Fibrosis Transmembrane conductance Regulator protein. CFTR is an ion channel that transports chloride and thiocyanate ions across epithelial cell membranes. Mutations in the CFTR gene, that codes for the CFTR protein, cause CF

CIR

Crédit d’Impôt Recherche, or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

Class II mutation

A genetic mutation in CF resulting in errors in CFTR folding, transport of functional CFTR to the cell membrane, and CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. About 90% of CF patients are carriers of the Class II mutation. It is believed that a potentiator and multiple correctors will be needed to address the CFTR malfunction of Class II mutation patients. Orkambi and Symdeko are the only approved disease-modifying therapies for Class II mutation patients today

Class III mutation

A genetic mutation in CF resulting in errors in CFTR channel opening, whereby chloride ion flow at the cell surface in the membrane of affected organs is impacted negatively. Approximately 8% of CF patients are carriers of the Class III

Galapagos NV • H1 Report 2018

mutation. It is believed that a potentiator is needed to address the malfunction of Class III mutation patients. Kalydeco is the only approved disease-modifying therapy for Class III mutation patients today

Clinical Proof of Concept (PoC)

Point in the drug development process where the product candidate shows efficacy in a therapeutic setting

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization

Organization which provides drug discovery and development services

Corrector drug

Drug that restores the correct protein formation in CF patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the channel function of the CFTR

Crohn’s disease (CD)

An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cystic fibrosis (CF)

A life-threatening genetic disease that affects approximately 80,000 people worldwide. Although the disease affects the entire body, difficulty breathing is the most serious symptom as a result of clogging of the airways due to mucus build-up and frequent lung infections

Cytokine

A category of small proteins which play important roles in signaling in processes in the body

Dactylitis

Dactylitis is inflammation of a digit (either finger or toe) and is derived from the Greek word dactylos meaning finger. The affected fingers and/or toes swell up into a sausage shape and can become painful. Dactylitis will be measured in the EQUATOR trial with filgotinib in psoriatic arthritis

DARWIN

Phase 2 program for filgotinib in RA. Completed and reported in 2015 (except for the currently still ongoing DARWIN 3 study). DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally. DARWIN 3 is a long term extension trial currently ongoing; all patients are on 200 mg filgotinib, except for U.S. males who are on 100 mg

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician’s global health assessment and a serum marker for inflammation, such as C- reactive protein. DAS28 (CRP) includes c-reactive protein the score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

Galapagos NV • H1 Report 2018

Development

All activities required to bring a new drug to the market. This includes pre-clinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of pre-clinical candidates

Disease-modifying

Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

DIVERSITY

Phase 3 program evaluating filgotinib in CD

DLCO

DLCO (diffusion capacity of the lung for carbon monoxide) is the extent to which oxygen passes from the air sacs of the lungs into the blood. This is measured in IPF patients

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

Efficacy

Effectiveness for intended use

EMA

European Medicines Agency, in charge of European market authorization of new medications

Endoscopy

A non-surgical procedure involving use of an endoscope to examine a person’s digestive tract

Enthesitis

Inflammation of the tendons or ligaments; this is one of the key symptoms of psoriatic arthritis

EQUATOR

A Phase 2 trial with filgotinib in psoriatic arthritis patients

Esbriet

An approved drug (pirfenidone) for IPF, marketed by Roche

FALCON

Our first clinical trial with an investigational combination therapy (GLPG2451, GLPG2222 and GLPG2737) in CF patients

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Galapagos NV • H1 Report 2018

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

FEV

Forced expiratory volume measures how much air a person can exhale during a forced breath. The amount of air exhaled may be measured during the first (FEV1), second (FEV2), and/or third seconds (FEV3) of the forced breath

Fibrotic score

The Ashcroft fibrotic score involves measuring pulmonary fibrosis through examination of histopathology tissue

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

Filgotinib

Formerly known as GLPG0634. Small molecule selective JAK1 inhibitor which showed activity and favorable tolerability in RA and CD patients in Phase 2 trials. Filgotinib is partnered with Gilead. Galapagos and Gilead are running Phase 3 trials with filgotinib in RA, CD, and UC and Phase 2 trials with filgotinib in additional indications. Filgotinib is an investigational drug and its efficacy and safety have not been established

FINCH

Phase 3 program evaluating filgotinib in RA

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FLAMINGO

A Phase 2 study to evaluate GLPG2222 in patients with CF with the F508del mutation on both alleles

FLORA

A double-blind, placebo-controlled exploratory Phase 2a trial with GLPG1690 in up to 24 IPF patients; topline results were reported in August 2017

FRI

Functional respiratory imaging is a technology which enhances 3D visualization and quantification of a patient’s airway and lung geometry

FSMA

The Belgian market authority: Financial Services and Markets Authority, or Autoriteit voor Financiële Diensten en Markten

FTE

Full-time equivalent; a way to measure an employee’s involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

Galapagos NV • H1 Report 2018

FVC

Forced vital capacity is the amount of air which can be forcibly exhaled from the lungs after taking the deepest breath possible. FVC is used to help determine both the presence and severity of lung diseases such as IPF

GLPG0634

Molecule number currently known as filgotinib

GLPG1205

A GPR84 inhibitor fully proprietary to us. We initiated a patient trial with GLPG1205 in IPF

GLPG1690

A novel drug targeting autotaxin, with potential application in IPF. Fully proprietary to Galapagos. Topline results from the Phase 2a FLORA trial were reported in August 2017. We plan to dose the first patient in the ISABELA Phase 3 trial in H2 2018.

GLPG1837

A potentiator product candidate which showed activity and favorable tolerability in the Phase 2 SAPHIRA 1 and 2 trials in Class III CF mutation patients

GLPG1972/S201086

A novel mode-of-action product candidate that is part of the OA alliance with Servier. Galapagos and Servier announced the design of the ROCCELLA global Phase 2 trial with GLPG1972/S201086

GLPG2222

A C1 (early) corrector drug candidate which showed favorable tolerability in Phase 1 and activity and favorable tolerability in the ALBATROSS Phase 2 trial in combination with Kalydeco in Class III mutation patients and in the FLAMINGO trial as monotherapy in Class II mutation patients

GLPG2451

A potentiator drug candidate which showed favorable tolerability in Phase 1, also in combination with C1 corrector GLPG2222

GLPG2534

A pre-clinical candidate with a novel mode of action. GLPG2534 is expected to enter Phase 1 trials in 2018

GLPG2737

A C2 (late) corrector drug candidate which showed favorable tolerability in a Phase 1 safety trial. GLPG2737 was tested in the PELICAN trial in combination with Orkambi in Class II mutation CF patients

GLPG2851

A C1 (early) corrector drug candidate which entered Phase 1 trials in 2017

GLPG3067

A potentiator drug candidate which showed favorable tolerability in a Phase 1 trial in 2017, in combination with GLPG2222

GLPG3121

A pre-clinical candidate with undisclosed novel mode of action directed toward inflammation

GLPG3312

A pre-clinical candidate with undisclosed mode of action directed toward inflammation

Galapagos NV • H1 Report 2018

GLPG3499

A pre-clinical candidate with undisclosed mode of action in the IPF program

GLPG3535

A pre-clinical candidate with undisclosed mode of action directed toward pain in the alliance with Calchan

GLPG3667

A pre-clinical candidate with novel mode of action directed toward inflammation

HDL

High-density lipoprotein. HDL scavenges and reduces low-density lipoprotein (LDL) which contributes to heart disease at high levels. High levels of HDL reduce the risk for heart disease, while low levels of HDL increase the risk of heart disease

Hemoglobin

A protein inside red blood cells that carries oxygen from the lungs to tissues and organs in the body and carries carbon dioxide back to the lungs

Heterozygous

Genetic term meaning a cell containing different alleles for a gene

Histopathology

Microscopic examination of tissues for manifestations of a disease

Homozygous

Genetic term meaning identical alleles of the gene are present on both homologous chromosomes

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IGUANA

Phase 2 trial together with our collaboration partners MophoSys and Novartis, investigating MOR106 in AtD patients

IL-17C

IL-17C has been shown to be distinct from other members of the IL-17 family of cytokines. IL-17C has been shown to be an important mediator in inflammatory skin diseases, and is the target of MOR106

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

Inflammatory diseases

A large, unrelated group of disorders associated with abnormalities in inflammation

Inspiratory capacity

Total lung capacity or the amount of gas contained in the lung at the end of a maximal inhalation

Galapagos NV • H1 Report 2018

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath.  Fibrosis is usually associated with a poor prognosis. The term “idiopathic” is used because the cause of pulmonary fibrosis is still unknown

ISABELA

Phase 3 clinical program investigating GLPG1690 in IPF patients

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a selective JAK1 inhibitor

Kalydeco

A potentiator drug (ivacaftor) marketed by Vertex Pharmaceuticals

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

LPA

Lysophosphatidic acid (LPA) is a signaling molecule involved in fibrosis

Lymphocyte

Type of white blood cell that is part of the immune system

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial “hits” in a drug discovery program

MOR106

A novel mode-of-action antibody product candidate currently in a Phase 2 trial in AtD patients. MOR106 acts on IL-17C, a novel antibody target discovered by Galapagos. MOR106 is part of the alliance with MorphoSys and Novartis

Galapagos NV • H1 Report 2018

MTX

Methotrexate; a first-line therapy for inflammatory diseases

NDA

New Drug Application

Neutrophil

Type of immune system cell which is one of the first cell types to travel to the site of an infection in the body. Neutrophils are another type of white blood cell which fight infection by ingesting and killing microorganisms

NK cells

Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Ofev

An approved drug (nintedanib) for IPF, marketed by Boehringer Ingelheim

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Organoids

Miniature organ produced from cells from a donor; organoids have all the phenotypic characteristics of the patient donor, making them useful tools for in vitro drug research

Orkambi

A combination potentiator-corrector therapy marketed by Vertex Pharmaceuticals

Osteoarthritis (OA)

The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing

Contracting work to a third party

PELICAN

Phase 2 trial of C2 corrector GLPG2737 in combination with Orkambi in Class II mutation CF patients

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

Galapagos NV • H1 Report 2018

PINTA

Phase 2 trial of GPR84 inhibitor GLPG1205 in IPF patients

Placebo-controlled

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Potentiator drug

Drug that restores the CFTR ion channel opening in CF patients. In most CF patients, a potentiator and corrector drug are needed in combination to restore the genetic defect causing CF

Pre-clinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of in vitro and in vivo screening, pharmacokinetics, toxicology, and chemical upscaling

Pre-clinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate

Substance that has satisfied the requirements of early pre-clinical testing and has been selected for development, starting with formal pre-clinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof of Concept study

Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action

Pruritis

Extreme itching, as observed in AtD patients

Psoriatic arthritis

Psoriatic arthritis is an inflammatory form of arthritis, affecting up to 30% of psoriasis patients. Psoriatic arthritis can cause swelling, stiffness and pain in and around the joints, and cause nail changes and overall fatigue

QD dosing

Once-daily dosing (qd from the Latin quaque die)

R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

ROCCELLA

Global Phase 2 trial together with our collaboration partner Servier, investigating GLPG1972/S201086 in osteoarthritis patients

SAPHIRA

A Phase 2 trial of potentiator GLPG1837 in CF patients carrying a Class III mutation

Galapagos NV • H1 Report 2018

Screening

Method usually applied at the beginning of a drug discovery campaign, where a target is tested in a biochemical assay against a series of small molecules or antibodies to obtain an initial set of “hits” that show activity against the target. These hits are then further tested or optimized

SELECTION

Phase 2/3 program evaluating filgotinib in UC patients

Service operations

Business unit primarily focused on delivering products and conducting fee-for-service work for clients. Our service operations included the BioFocus and Argenta business units, which were both sold in April 2014 to Charles River Laboratories

SES-CD scores

Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

Sjögren’s syndrome

Sjögren’s Syndrome is a systemic inflammatory disease which can be felt throughout the body, often resulting in chronic dryness of the eyes and mouth

Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Spondylitis

About 20% of patients with psoriatic arthritis will develop spinal involvement, which is called psoriatic spondylitis. Inflammation of the spine can lead to complete fusion, as in AS, or affect only certain areas such as the lower back or neck. We measure spondylitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Sweat chloride

The sweat test measures the concentration of chloride that is excreted in sweat. It is used to screen for CF. Due to defective chloride channels (CFTR), the concentration of chloride in sweat is elevated in individuals with CF

Symdeko

A corrector-potentiator combination for CF patients with the Class II mutation; marketed by Vertex Pharmaceuticals

Target

Protein that has been shown to be involved in a disease process and forms the basis of therapeutic intervention or drug discovery

Target discovery

Identification and validation of proteins that have been shown to play a role in a disease process

Technology access fee

License payment made in return for access to specific technology (e.g. compound or virus collections)

Tendinitis

Tendinitis is inflammation or irritation of a tendon, the thick fibrous cords that attach muscle to bone. The condition causes pain and tenderness just outside a joint. We measure tendinitis in the EQUATOR trial with filgotinib in psoriatic arthritis

Galapagos NV • H1 Report 2018

Tezacaftor

C1 corrector for CF therapy developed by Vertex Pharmaceuticals

TORTUGA

Phase 2 trial with filgotinib in patients with ankylosing spondylitis

Ulcerative colitis (UC)

UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Uveitis

Uveitis is the term that refers to inflammation inside the eye. This inflammation can be caused by infection, autoimmune reaction, or by conditions confined primarily to the eye

Financial calendar

October 25, 2018 (webcast October 26)

Third quarter 2018 Results

February 21, 2019 (webcast February 22)

Full Year 2018 Results

Financial year

The financial year starts on January 1 and ends on December 31.

Auditor

Deloitte Bedrijfsrevisoren B.V. o.v.v.e. CVBA, represented by  Gert Vanhees

Luchthaven Nationaal 1, bus J, 1930

Zaventem, Belgium

Colophon

Concept, design, and online programming nexxar GmbH, Vienna - Online annual reports and online sustainability reports

www.nexxar.com

Photography

Aldo Allessi

Nicolas Triballeau

Copy deadline: August 2,  2018

This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com

Galapagos NV • H1 Report 2018

Contact

Elizabeth Goodwin

Vice President Investor Relations & Corporate Communications

Galapagos NV

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

Tel. +32 15 34 29 00

Mob. +1 781 460 1784

Email: ir@glpg.com

Galapagos NV • H1 Report 2018